Exhibit (a)(6)

FOR IMMEDIATE RELEASE	Contact:	Ilene A. Angarola Executive Vice President & Director, Investor Relations (516) 683-4420

NEW YORK COMMUNITY BANCORP, INC.

ANNOUNCES THE EXCHANGE RATIO FOR THE EXCHANGE

OF ITS COMMON SHARES FOR ITS BIFURCATED OPTIONS NOTE UNIT SECURITIESSM

Westbury, N.Y., August 24, 2009 – New York Community Bancorp, Inc. (NYSE: NYB) (the “Company”) today announced that it will issue 3.4144 shares of its common stock for each of its Bifurcated Option Note Unit SecuritiES SM (the “BONUSES units”) that is tendered, not withdrawn, and accepted under the terms of its offer (the “Exchange Offer”) to exchange shares of its common stock for its BONUSES units, announced on July 29, 2009.

The 3.4144 Exchange Ratio was determined by adding (i) 2.4953 common shares and (ii) 0.9191 common shares. The latter number was determined by dividing $10.00 by $10.88, the average of the daily volume-weighted average price (the “VWAP”) of the Company’s common stock during the five consecutive trading days ending on August 21, 2009 (the “pricing period”).

The Exchange Offer is currently scheduled to expire at 11:59 p.m. New York City Time on Tuesday, August 25, 2009, unless extended or earlier terminated by the Company. Securities that are tendered may be withdrawn at any time prior to the expiration time. If extended, the Company would calculate a new Exchange Ratio based on a pricing period ending on the second trading date immediately preceding the new expiration date.

To receive the consideration in the Exchange Offer, holders must validly tender and not withdraw their securities prior to the expiration time. The Company will deliver the consideration three days following the expiration date.

J.P. Morgan Securities Inc. is acting as the Company’s sole financial advisor in connection with the Exchange Offer. They have not been retained to, and will not, solicit acceptances of the Exchange Offer, nor will they make any recommendations to holders with respect thereto.

The complete terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and Letter of Transmittal that were sent to holders of the BONUSES units. Holders are urged to read the Exchange Offer documents carefully. Copies of the Offer to Exchange and Letter of Transmittal may be obtained from Mellon Investor Services LLC, the information agent, at (800) 777-3674 and may also be obtained without charge at www.sec.gov, the web site for the U.S. Securities and Exchange Commission.

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New York Community Bancorp, Inc. Announces Exchange Ratio	22222

This press release is neither an offer to purchase, nor a solicitation to buy, any of the BONUSES units, nor is it a solicitation for acceptance of the Exchange Offer. New York Community Bancorp, Inc. is making the Exchange Offer only by, and pursuant to the terms of, the Offer to Exchange and the related Letter of Transmittal. The Exchange Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such jurisdiction. None of New York Community Bancorp, Inc. or its affiliates, the information and exchange agents, or the financial advisor is making any recommendation as to whether or not holders should tender their BONUSES units in connection with the Exchange Offer.

About the Company

With assets of $32.9 billion, New York Community Bancorp, Inc. is the 24th largest bank holding company in the nation and a leading producer of multi-family loans in New York City, with an emphasis on apartment buildings that feature below-market rents. The Company has two bank subsidiaries: New York Community Bank, with 177 branches serving customers throughout Metro New York and New Jersey; and New York Commercial Bank, with 35 branches serving customers in Manhattan, Queens, Brooklyn, Long Island, and Westchester County in New York. Reflecting its growth through a series of acquisitions, the Community Bank operates through five local divisions: Queens County Savings Bank in Queens, Roslyn Savings Bank on Long Island, Richmond County Savings Bank on Staten Island, Roosevelt Savings Bank in Brooklyn, and Garden State Community Bank in New Jersey. Similarly, the Commercial Bank operates 17 of its branches under the name Atlantic Bank. Information about the Company and its bank subsidiaries is available at www.myNYCB.com and www.NewYorkCommercialBank.com.